UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. )*

                                ANB Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   001926104
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                                 (CUSIP Number)

  Old National Bancorp, ATTN: Jeffrey L. Knight, Secretary and General Counsel
    420 Main Street, P.O. Box 718, Evansville, Indiana 47708 (812) 464-1363
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 29, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 001926104                                        PAGE 2 OF 2 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Old National Bancorp  35-1539838
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      WC
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Pursuant to Rule 13d-4, Old National Bancorp disclaims beneficial ownership of the shares of Common Stock of ANB Corporation which are the subject of a Stock Option Agreement dated as of July 29, 1999, which shares represent Nineteen and nine-tenths Percent (19.9%) of the Common Stock of ANB Corporation (per Rule 13d-3(d)(1)(i)) deemed outstanding for this purpose.

                     INFORMATION ATTACHMENT TO SCHEDULE 13D

Item 1.  Security and Issuer

Common Stock, $1.00 par value, of ANB Corporation ("ANB Common Stock"). 120 West Charles Street
Muncie, Indiana 47305

Item 2.  Identity and Background

         (a)      Name: Old National Bancorp
         (b)      Residence or Business Address:      420 Main Street
                                                      P.O. Box 718
                                                      Evansville, Indiana 47705
         (c)      Corporation
         (d)      No convictions to report.
         (e)      No civil proceedings to report.
         (f) Incorporated under the laws of the State of Indiana, principal offices located in Evansville, Indiana.

Item 3.  Source and Amount of Funds or Other Consideration

Old National Bancorp would use its working capital funds. See also the cash option provision in the Stock Option Agreement which is attached hereto as
Exhibit 1.1.

Item 4.  Purpose of Transaction

Old National Bancorp ("ONB") and ANB Corporation ("ANB") entered into an Agreement of Affiliation and Merger dated July 29, 1999 (the "Merger Agreement") attached hereto as Exhibit 1.2. As a condition to ONB's entering into the Merger Agreement, and in consideration therefor, ANB entered into a Stock Option Agreement dated as of July 29, 1999 (the "Stock Option Agreement") (attached hereto as Exhibit 1.1). The Stock Option Agreement is intended to increase the likelihood that the merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire ANB. The Stock Option Agreement grants to ONB an irrevocable option (the "Option") to purchase up to such number of shares of ANB Common Stock, which will, immediately following the exercise of the Option in its entirety, aggregate Nineteen and nine-tenths Percent (19.9%) of the issued and outstanding shares of ANB Common Stock (such issued and outstanding shares shall for purposes of the Stock Option Agreement be deemed to include all shares that are issuable pursuant to the exercise of stock options granted by ANB) at a price per share equal to $27.70 ("Purchase Price"). The Stock Option Agreement provides that ONB may exercise the Option, in whole or in part, if a condition to exercise of the Option (as set forth in the Stock Option Agreement) shall have occurred prior to the termination of the Stock Option Agreement and the Option (as set forth in the Stock Option Agreement).

         (a) ONB has no other plan to acquire any additional shares of ANB Common Stock, except as provided by the Stock Option Agreement or the Merger Agreement.

         (b) ONB and ANB have entered into the Merger Agreement, which is attached hereto as Exhibit 1.2. The Merger Agreement calls for ANB to merge into ONB.

         (c) ONB has no plans to sell or transfer a material amount of assets of ANB or any of ANB's subsidiaries.

         (d) ONB has no plan to make any changes in the present Board of Directors or management of ANB except that which would result from the consummation of the merger of ANB into ONB as provided by the Merger Agreement (See, Exhibit 1.2).

         (e) ONB has no plans to make any material change in the present capitalization of ANB except that which would result from the consummation of the merger of ANB into ONB as provided by the Merger Agreement (See Exhibit 1.2).

         (f) ONB has no plans to make any material changes in ANB's business or corporate structure except those which would result from the consummation of the merger of ANB into ONB as provided by the Merger Agreement (See Exhibit 1.2).

         (g) It is anticipated that ANB will merge into ONB with ONB being the surviving corporation. (See Merger Agreement, Exhibit 1.2). At the effective time of the merger, ONB's Articles of Incorporation and By-laws will continue in effect as the Articles of Incorporation and By-Laws of the surviving corporation. Also see introduction to this Item 4.

         (h) At the effective time of the merger of ANB into ONB, ANB Common Stock will be converted into the right to receive one and twenty-five one hundredths (1.25) shares of ONB common stock ("Exchange Ratio"), except for fractional shares which will be exchanged for cash in accordance with the Merger Agreement. Accordingly, following the effective time of the merger of ANB into ONB, ANB Common Stock will not be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or listed on a national securities exchange.

         (i) See responses to Items 4(b), (g) and (h) above.

         (j) Reference is made to the Merger Agreement in Exhibit 1.2.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) Currently, ONB beneficially owns no shares of ANB Common Stock representing zero percent (0%) of the outstanding shares of ANB Common Stock. ONB has no voting or dispositive power over any shares of ANB Common Stock. Pursuant to the Stock Option Agreement, ONB has the Option to purchase up to such number of shares of ANB Common Stock, which will, immediately following the exercise of the Option in its entirety aggregate Nineteen and nine-tenths Percent (19.9%) of the issued and outstanding shares of ANB Common Stock (such issued and outstanding shall for purposes of the Stock Option Agreement be deemed to include all shares that are issuable pursuant to the exercise of Stock Options granted by ANB) at the Purchase Price. The Stock Option Agreement provides that ONB may exercise the Option, in whole or in part, if a condition to exercise of the Option (as set forth in the Stock Option Agreement) shall have occurred prior to the termination of the Stock Option Agreement or the Option) as set forth in the Stock Option Agreement). See the Stock Option Agreement, Exhibit 1.1. ONB hereby specifically disclaims any current beneficial ownership of the shares of ANB Common Stock which are subject to the Option. ONB beneficially owns no other shares of ANB Common Stock. ONB would have sole power to vote and to dispose of shares of ANB Common Stock issued to it by ANB upon any exercise of the Option.

         (c)      The Stock Option Agreement was entered into on July 29, 1999.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See foregoing Responses and the Option Agreement attached hereto as Exhibit 1.1.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.1 -- Stock Option Agreement
Exhibit 1.2 -- Agreement of Affiliation and Merger

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify on behalf of ONB that the information set forth in this statement is true, complete and correct.

     August 6, 1999
     --------------                      ----------------------------------
          Date                           Signature

                                         /s/ Ronald W. Seib
                                         ----------------------------------
                                         Ronald W. Seib, Vice President and
                                         Corporate Controller

IM-258349-1

                                                                   Exhibit 1.1

                                                                     Exhibit A

                             STOCK OPTION AGREEMENT

      THIS OPTION HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
       AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD
            OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE
           REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE
             SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION
                 FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT
                                 AND SUCH LAWS.


         THIS STOCK OPTION AGREEMENT ("Agreement"), is made and entered into as of the 29th day of July, 1999, by and between OLD NATIONAL BANCORP ("ONB"), an Indiana corporation, and ANB CORPORATION ("ANB"), an Indiana corporation,



                              W I T N E S S E T H:

         WHEREAS, ONB and ANB have entered into an Agreement of Affiliation and Merger ("Merger Agreement") dated of even date herewith contemporaneously with the execution of this Agreement. The Merger Agreement provides for, among other items, the conversion of each issued and outstanding share of common stock of ANB at the Effective Time (as defined in the Merger Agreement) into the right to receive one and twenty-five one-hundredths (1.25) shares of common stock of ONB, as may be adjusted under the Agreement, from ONB; and

         WHEREAS, ONB has paid to ANB the sum of One Thousand Dollars ($1,000) in consideration for the grant of the Option (as hereinafter defined) by ANB to ONB, which has been granted to further induce ONB to enter into the Merger Agreement; and

         WHEREAS, ONB has advised ANB that the grant by ANB of the Option pursuant to this Agreement is a condition to ONB agreeing to the terms of the Merger Agreement.

         NOW, THEREFORE, in consideration of the foregoing premises and the cash payment referenced therein, the receipt of which is hereby acknowledged, the mutual covenants and obligations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         Section 1. Grant of Option.

         ANB hereby grants to ONB an irrevocable option (the "Option") to purchase up to 1,083,753 shares ("Option Shares") of common stock of ANB (the "Common Stock") at a price per Option Share of $27.70 (the "Purchase Price"); provided, however, that this Agreement and the Option shall automatically expire and be of no further force or effect (i) at the Effective Time (as defined in the

                                                                     Exhibit A

Merger Agreement); (ii) 12 months after the first occurrence of an event set forth in Section 3 hereof (an "Exercise Event"); and (iii) at the termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Exercise Event (provided that if the Merger Agreement is terminated by ONB pursuant to Section 9.01 of the Merger Agreement, then the Option shall expire 12 months from the date of termination of the Merger Agreement and provided further that if ONB is in willful and material breach of any representation, warranty or covenant in the Merger Agreement then the Option shall expire immediately).

         Section 2. Exercise of Option. Subject to Sections 1 and 3 hereof, the Option may be exercised by ONB, in whole or in part, at any time, and from time to time, prior to its expiration pursuant to Section 1 hereof. In the event ONB wishes to exercise the Option, ONB shall deliver a written notice(s) to ANB specifying the total number of Option Shares that it will purchase and a place and date not earlier than ten (10) days and not later than sixty (60) days from the date of delivery of such notice for the closing ("Closing") of such purchase; provided, however, that if the approval of any governmental authority required for purchasing the Option Shares shall not have been obtained prior to the Closing, the date of the Closing shall be postponed to a date five (5) business days following receipt of all such required governmental approvals; provided, further, that ONB, at any time prior to the Closing, may rescind such notice of intent to purchase the Option Shares and shall not thereafter be obligated to purchase any or all of the Option Shares.

         Section 3. Conditions to Exercise of Option. ONB may exercise the Option only if any of the following events occurs or has occurred without the prior written consent of ONB:

         (a) The acquisition, following the date of this Agreement, by any entity, person or group, other than ONB, of beneficial ownership of fifteen percent (15%) or more (in the aggregate) of the shares of ANB Common Stock or the capital stock of any Subsidiary (as defined in the Merger Agreement) (for purposes of this Section 3, the terms "group" and "beneficial ownership" shall have the same meanings ascribed to them in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder), but only if (i) such entity, person or group has publicly announced its opposition to the Merger Agreement or the Merger (as defined in the Merger Agreement) or its intention not to vote the common stock beneficially owned by the entity, person or group in favor of the Merger Agreement or the Merger and has solicited or indicated its intention to solicit proxies or votes against the Merger Agreement or the Merger; or (ii) such entity, person or group has proposed, indicated an intention to propose, or entered into an agreement to effect a merger, consolidation, share exchange or other combination with ANB or any Subsidiary.

         (b) The acceptance by ANB or any Subsidiary of any proposal (however conditional or future) of, or the execution by ANB or any Subsidiary of any letter of intent, agreement in principle or other agreement (whether binding or non-binding) with, any entity, person or group, other than ONB, to (i) acquire ANB by merger, consolidation, share exchange, combination, purchase of all or substantially all of ANB's or any of the Subsidiaries' assets or capital stock or any other similar transaction, or (ii) make a tender or exchange offer for any shares of ANB Common Stock or the capital stock of any Subsidiary.

                                                                     Exhibit A

         Section 4. Payment and Delivery of Certificate(s). At any Closing hereunder (a) ONB shall pay to ANB the aggregate purchase price for the Option Shares so purchased by delivery of a cashier's or certified check or other immediately available funds payable to the order of ANB, and (b) ANB shall promptly thereafter issue the Option Shares in compliance with all applicable laws and regulations and deliver to ONB a certificate or certificates representing Option Shares as purchased, free and clear of all liens, claims, pledges, security interests, charges and rights of any third parties.

         Section 5. Representations, Warranties and Covenants of ANB. ANB hereby represents, warrants and covenants to ONB as follows:

         (a) This Agreement and the consummation by ANB of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of ANB, have been duly executed and delivered by an authorized officer of ANB and constitute a valid and binding obligation of ANB. ANB is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (c) ANB has taken all necessary corporate and other action to authorize and reserve and to permit it to issue the Option Shares pursuant hereto. At all times from the date hereof until such time as the obligation to deliver the Option Shares hereunder terminates, ANB will have reserved for issuance upon exercise of the Option by ONB sufficient shares of common stock of ANB, all of which, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, shall be free and clear of all liens, claims, pledges, security interests, charges and rights of any third parties.

         (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with, result in acceleration or termination of or constitute a default under any term or provision of the Articles of Incorporation or By-Laws of ANB or of any agreement, note, bond, indenture, instrument, obligation, judgment, decree, order, binding upon or applicable to ANB or any Subsidiary or any of their respective properties or assets.

         (e) Upon any exercise of the Option, whether in whole or in part, the Option Shares (i) shall be entitled to vote on all matters to come before the shareholders of ANB at any meeting thereof, (ii) shall be entitled to the same preferences, limitations and relative voting and other rights (including dividend and distribution rights) as possessed by all other holders of ANB Common Stock.

         (f) The representations and warranties of ANB contained herein are true, accurate and complete on and as of the date hereof in all material respects, shall survive the execution of this Agreement and shall continue to be true, accurate and complete during the period that the Option

                                                                     Exhibit A

may be exercised by ONB. ANB shall comply with the covenants applicable to it contained herein from the date of this Agreement through and until such time as the Option terminates.

         Section 6. Representations and Warranties of ONB. ONB hereby represents and warrants to ANB as follows:

         (a) This Agreement and the consummation by ONB of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of ONB, have been duly executed and delivered by an authorized officer of ONB and constitute a valid and binding obligation of ONB. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (b) ONB is purchasing the Option, and any shares of common stock of ANB issued upon exercise of the Option, for its own account and not with a view to the public distribution thereof and will not sell, assign or transfer the Option or any such shares of common stock issued to ONB upon exercise of the Option except in compliance with all applicable laws and regulations and a legend to such effect shall be noted on the certificate or certificates representing the Option Shares issued upon exercise of the Option and stock transfer restrictions may be given will respond thereto any transfer agent.

         (c) The representations and warranties of ONB contained herein are true, accurate and complete on and as of the date hereof, shall survive the execution of this Agreement and shall continue to be true, accurate and complete during the period that the Option may be exercised by ONB.

         Section 7. Certain Rights.

         (a) In the event that ONB exercises the Option and desires to sell any of the Option Shares, and so requests in writing, ANB agrees to use its reasonable best efforts to assist ONB (at ONB's expense) in complying with all applicable federal laws relating to such sale and any applicable state laws (including, without limitation, providing ONB with appropriate information relating to ANB to be included in no more than one registration statement filed by ONB), not later than thirty (30) days after ONB requests such assistance, with respect to that number of the Option Shares beneficially owned by ONB for which ONB requests such assistance, unless, in the opinion of counsel to ANB addressed to ONB, which opinion shall be in form and substance reasonably satisfactory to ONB and its counsel, a registration statement is not required for the proposed sale or distribution of such Option Shares. All registration statements and all actions relating to compliance with federal and state law pursuant to this Section 7(a) shall be completed at ONB's expense except for any fees and disbursements of counsel for ANB, which shall be paid by ANB.

         (b) In addition to the foregoing rights, if at any time after exercise by ONB of the Option for all of the Option Shares, ANB proposes to offer for sale for cash in an offering to the general

                                                                     Exhibit A

public any of its equity securities, ANB at such time will provide written notice to ONB of its intention to do so. Upon written request of ONB, given within fifteen (15) days after the providing of any such notice to ONB by ANB (which request shall state the intended method of disposition of such shares), ANB shall cause that number of the Option Shares as to which ONB identifies in such request to be included in ANB's registration statement in compliance with all applicable federal and state securities laws. Such Option Shares so identified by ONB shall be included in ANB's registration statement proposed to be filed by ANB, unless, in the opinion of counsel to ANB addressed to ONB, which opinion shall be in form and substance reasonably satisfactory to ONB and its counsel, inclusion of such shares in such registration statement is not required for any proposed sale or distribution of such Option Shares by ONB. All registration statements and all actions relating to compliance with federal and state law pursuant to this Section 7(b) shall be completed at ANB's expense except for any fees and disbursements of counsel for ONB, which shall be paid by ONB. ANB would have the right not to include such shares if in the reasonable opinion of the underwriters to do so would adversely affect the proposed offering by ANB.

         Section 8. Adjustment Upon Changes in Capitalization. (a) In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, issuance of additional shares or the like (including any stock dividend split-up or subdivision announced prior to the date hereof but not yet effective), the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of Option Shares that remain subject to the Option shall be increased so that, after such issuance and together with Option Shares previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Nothing contained in this Section 8(b) or elsewhere in this Agreement shall be deemed to authorize ANB to breach any provision of the Merger Agreement.

         (b) Whenever the number of Option Shares purchasable upon exercise hereof is adjusted as provided in this Section 8, the Purchase Price shall be adjusted by multiplying the Purchase Price by a fraction, the numerator of which shall be equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares purchasable after the adjustment.

         Section 9. Right of Repurchase.

         (a) In the event that ONB has purchased any of the Option Shares pursuant to this Agreement, and ONB so requests in writing, ANB shall repurchase all the Option Shares held by ONB at a price equal to the highest price paid or to be paid by any entity, person or group referenced in Section 3 hereof for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB divided by the number of shares of ANB Common Stock then outstanding), as

                                                                     Exhibit A

the case may be, multiplied by the total number of Option Shares to be redeemed under this Section 9(a), plus interest at the rate of 8% per annum from the date of the purchase of the Option Shares through the repurchase contemplated hereby (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-ascertainable market value, on the basis of such market value and, in the case of any other consideration, by mutual agreement of ONB and ANB in good faith less the amount of any dividends received or to be received on the Option Shares).

         (b) In the event that (i) ONB has purchased any of the Option Shares pursuant to this Agreement and (ii) the Merger Agreement has been duly executed and delivered but subsequently has been terminated in accordance with the terms thereof, then ANB shall have the right to purchase, and ONB shall be obligated to sell to ANB, for cash, all, but not less than all, of the Option Shares theretofore purchased by ONB pursuant to this Agreement. If ANB exercises its right to purchase, the Option Shares so held ANB shall give written notice of its intention to so exercise its right to ONB within fifteen (15) days after the event giving rise to such right. The purchase price for each Option Share held by ONB shall be a cash amount equal to the highest price paid or to be paid by any entity, person or group referenced in Section 3 hereof for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB divided by the number of shares of ANB Common Stock then outstanding), as the case may be, multiplied by the total number of Option Shares to be redeemed under this
Section 9(b), plus interest at the rate of 8% per annum from the date of the purchase of the Option Shares through the repurchase contemplated hereby (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-ascertainable market value, on the basis of such market value and, in the case of any other consideration, by ONB in good faith).

         (c) In lieu of exercising the Option if any of the events specified in
Section 3 hereof shall occur during the period in which ONB is entitled to exercise the Option, ONB may, upon not less than 90 days written notice, require ANB to pay to ONB an amount in cash equal to the difference between the highest price paid or to be paid by any entity, person or group for any share of ANB Common Stock (or the aggregate consideration paid for the assets of ANB or any Subsidiary divided by the number of shares of ANB Common Stock then outstanding) and the Purchase Price, multiplied by the total number of Option Shares to be redeemed under this Section 9(c) (the value of any such price or consideration other than cash to be determined, in the case of consideration with a readily-attainable market value, on the basis of such market value and, in the case of any other consideration, by determination by ONB in good faith). If ONB exercises its rights under this Section 9(c), then the rights granted to ONB under Sections 9(a) and 9(b) hereof and the rights to exercise the Option shall terminate.

         (d) The closing of any of the transactions contemplated by this Section 9 shall be made within ten (10) business days of any request made pursuant to this Section 9. Payment for the Option Shares shall be made by ANB to ONB at the closing by delivery of cash or immediately available funds. Any closing pursuant to this Section 9 may be delayed to a date no later than ten (10) business days after the receipt of any applicable regulatory clearance, and ANB shall promptly file

                                                                     Exhibit A

any notice or application for such clearance simultaneously with such closing this Agreement shall terminate.

         Section 10. Injunction; Specific Performance. Each of the parties hereto hereby acknowledges that the other party will suffer irreparable damage and injury and will not have an adequate remedy at law in the event of any breach of any of its obligations under this Agreement. Accordingly, in the event of such a breach or of a threatened or attempted breach, in addition to all other remedies to which each party hereto is entitled to at law, each party shall be entitled to a temporary and permanent injunction (without the necessity of showing any actual damage) or a decree of specific performance of the provisions hereof, and no bond or other security shall be required in that connection. The remedies described in this Section 10 shall not be exhaustive and shall be in addition to all other remedies that either party may have at law, in equity or otherwise.

         Section 11. Miscellaneous.

         (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither party may assign this Agreement without the prior written consent of the other party.

         (b) This Agreement may be modified, amended or supplemented only by a written agreement executed by the parties hereto.

         (c) All notices, requests and other communications hereunder shall be in writing and shall be delivered by hand, by certified United States mail (return receipt requested, first-class postage pre-paid) or by overnight express receipted delivery service (i) to Old National Bancorp, at 420 Main Street, Evansville, Indiana 47708, attention: Jeffrey L. Knight, Corporate Secretary and General Counsel, and (ii) to ANB Corporation, at 120 W. Charles Street, Muncie, Indiana 47305, attention: James R. Schrecongost, President.

         (d) In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         (e) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         (f) The headings in this Agreement have been inserted solely for convenience and ease of reference and shall not be considered in the interpretation or construction of this Agreement.

         (g) This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana without giving effect to the choice of law principles thereof.

                                                                     Exhibit A

         (h) This Agreement supersedes all other prior understandings, commitments, representations, negotiations or agreements, whether oral or written, between the parties hereto relating to the matters contemplated by this Agreement and constitutes the entire agreement between the parties hereto relating to the subject matter hereof.

         (i) No waiver by any party hereto of any right or provision of this Agreement shall be effective unless the same shall be in writing and signed by the waiving party. The failure in one or more instances of any party to enforce any term or provision of this Agreement or to exercise any right or remedy shall not prohibit any subsequent enforcement or exercise thereof or constitute a waiver of any such term, provision, right or remedy. The waiver by any party hereto of a breach of or noncompliance with any term, covenant, restriction or provision of this Agreement shall not operate or be construed as a continuing waiver or as a waiver of any other or subsequent breach or noncompliance hereunder.










                                  * * * * * * *

                                                                     Exhibit A

         IN WITNESS WHEREOF, the undersigned have executed, entered into and delivered this Agreement as of the day and year first above written.


                                      OLD NATIONAL BANCORP



                                      By: /s/ Ronald B. Lankford
                                         ---------------------------------
                                         Ronald B. Lankford, President

ATTEST:


By: /s/ Jeffrey L. Knight
   -----------------------------------------
   Jeffrey L. Knight, Corporate Secretary


                                      ANB CORPORATION



                                      By: /s/ James R. Schrecongost
                                         ---------------------------------
                                         James R. Schrecongost, President

ATTEST:


By: /s/ James W. Convy
   -----------------------------------------
   James W. Convy, Secretary



IM-256482-6

                                                                     Exhibit B


                     UNDERTAKING AND AGREEMENT OF AFFILIATE


         In connection with the affiliation of ANB Corporation ("ANB") and Old National Bancorp ("ONB") pursuant to the merger of ANB into ONB ("Merger"), as contemplated by that certain Agreement of Affiliation and Merger, dated _________________, 1999 ("Agreement"), by and between ONB and ANB, the undersigned may be an affiliate of ANB for purposes of Rule 145 under the Securities Act of 1933, as amended ("Act"). In consideration of the issuance to the undersigned of shares of ONB common stock in connection with the Merger and in accordance with the terms of the Agreement, each of the undersigned hereby undertakes, covenants and agrees that he or she: (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk (collectively, a "Sale") with respect to the shares of ANB common stock directly or indirectly owned or held by the undersigned during the thirty (30) day period prior to the effective date of the Merger; (b) shall deliver a written certificate to ONB as of the effective date of the Merger certifying to effect that the undersigned has complied with the terms and conditions of this Agreement; and (c) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by the undersigned pursuant to the Agreement: (i) until such time as financial results covering at least thirty (30) days of combined operations of ONB and ANB have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of the Financial Reporting Policies; and (ii) unless any and all Sales of such shares of ONB common stock are made in a manner and to the extent permitted by Rule 145 under the Act or are made pursuant to an effective registration statement under, or an exemption from the registration requirements of, the Act.

         IN WITNESS WHEREOF, the undersigned has executed this Undertaking and Agreement of Affiliate as of this ________ day of _________________, 1999.


                                      ----------------------------------------
                                                     (Signature)

                                      ----------------------------------------
                                                     (Printed Name)

                                      ----------------------------------------
                                                     (Signature - Spouse)

                                      ----------------------------------------
                                                     (Printed Name)


MM:awc:IM-256409-9

                                                                   Exhibit 1.2

                       AGREEMENT OF AFFILIATION AND MERGER

         THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 29th day of July, 1999, by and between OLD NATIONAL BANCORP ("ONB") and ANB CORPORATION ("ANB").

                              W I T N E S S E T H:

         WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

         WHEREAS, ANB is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Muncie, Delaware County, Indiana; and

         WHEREAS, ANB is the sole owner of all of the outstanding capital stock of (i) American National Bank and Trust Company of Muncie, a national banking association ("American National Bank"), (ii) Peoples Loan & Trust Bank, an Indiana state-chartered bank ("Peoples Bank"), (iii) Farmers State Bank of Union City, Ohio, an Ohio state-chartered bank ("Farmers State Bank") and (iv) American National Trust and Investment Management Company, a national trust company ("ANTIM"); and

         WHEREAS, ONB and ANB seek to affiliate through a corporate reorganization whereby ANB will merge with and into ONB and each of American National Bank, Peoples Bank, Farmers State Bank and ANTIM will thereby become a wholly-owned subsidiary of ONB, and ANB Financial Planning Services, Inc. ("ANB Financial") (American National Bank, Peoples Bank, Farmers State Bank, ANTIM and ANB Financial are herein referred to collectively as the "Subsidiaries") will continue to be a wholly-owned subsidiary of American National Bank; and

         WHEREAS, ONB and ANB intend that the Merger (as hereinafter defined) constitute a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended ("Code"); and

         WHEREAS, as a condition to, and concurrently with the execution of, this Agreement, ONB and ANB are entering into a certain Stock Option Agreement (the "Stock Option Agreement"), attached hereto as Exhibit A; and

         WHEREAS, the Board of Directors of each of ONB and ANB has determined that it is in the best interests of its respective corporation to consummate the strategic business combination provided for herein and has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger.

         NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, ONB and ANB hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and ANB and the mode of carrying such merger into effect as follows:

                                    SECTION 1

                                   THE MERGER

         1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), ANB shall merge with and into and under the Articles of Incorporation of ONB ("Merger"). ONB shall survive the Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended. Upon consummation of the Merger, each of American National Bank, Peoples Bank, Farmers State Bank and ANTIM shall become a wholly-owned subsidiary of ONB.

         1.02. Name, Officers, Directors and Management. (a) The name of the Surviving Corporation shall be "Old National Bancorp." Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708.

         (b) The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. At the Effective Time, James
R. Schrecongost shall become the Chairman of each of following wholly-owned subsidiaries of ONB: Old National Trust Company, Old National Trust Company-Illinois and Old National Trust Company-Kentucky.

         (c) The directors of ONB as of the Effective Time and Kelly Stanley shall be the directors of the Surviving Corporation, until such time as their successors have been duly elected and have been qualified or until their earlier resignation, death or removal from office.

         1.03. Capital Structure. The capital of the Surviving Corporation shall be not less than the capital of ONB immediately prior to the Effective Time.

         1.04. Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

         1.05. Assets and Liabilities. At the Effective Time, the title to all assets, real estate and other property owned by ANB shall vest in ONB without reversion or impairment. At the Effective Time, all liabilities of ANB shall be assumed by ONB.

         1.06. Tax-Free Reorganization and Accounting Treatment. ONB and ANB intend for the Merger to qualify as a reorganization within the meaning of
Section 368 and related sections of the Code, and for the Merger to be accounted for as a pooling of interests transaction. ONB and ANB agree to cooperate and to take such action as may be reasonably necessary to achieve such results.

                                    SECTION 2

                      MANNER AND BASIS OF EXCHANGE OF STOCK

         2.01. Exchange Ratio. Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of ANB Common Stock (as defined in Section 5.03 hereof) shall be converted into the right to receive One and Twenty-Five One-Hundredths (1.25) shares of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of
Section 2.03 hereof.

         2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of ANB who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the average of the per share closing price of ONB common stock as reported on the Nasdaq National Market System for the final five (5) business days on which shares of ONB common stock were traded immediately preceding the Effective Time.

         2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that ANB's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares of ONB common stock such shareholders would have received if any of the foregoing actions had not occurred.

         2.04. Distribution of ONB Common Stock and Cash. (a) Immediately following the Effective Time, ONB shall mail to each ANB shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of ANB Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

         (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former shareholder of ANB as soon as practical following delivery to ONB of the shareholder's certificate(s) representing its shares of ANB Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

         (c) As of the Effective Time, stock certificates representing shares of ANB Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any ANB shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing ANB Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of ANB Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

         (d) ONB shall be entitled to rely upon the stock transfer books of ANB to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books shall be conclusive with respect to the ownership of shares of ANB Common Stock.

         (e) With respect to any certificate for shares of ANB Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (and to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the ANB shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.

                                    SECTION 3

                             DISSENTING SHAREHOLDERS

         Shareholders of ANB are not entitled to any dissenters' rights under Chapter 44 of the Indiana Business Corporation Law, as amended, since ANB Common Stock is quoted and traded on Nasdaq. ANB shall take no action which would result in the loss of such listing prior to the Effective Time.

                                    SECTION 4

                      REPRESENTATIONS AND WARRANTIES OF ANB

         On or prior to the date hereof, ANB has delivered to ONB a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 4 or to one or more of its covenants contained in Section 6; provided, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ANB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

         For the purpose of this Agreement, and in relation to ANB and the Subsidiaries, a "Material Adverse Effect" means any effect that (i) is material and adverse to the financial position, results of operations or business of ANB and the Subsidiaries taken as a whole, or (ii) would materially impair the ability of ANB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of ONB and (e) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of ANB contained in this Section 4, except Sections 4.03 and 4.21, shall be deemed untrue or incorrect, and ANB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstances or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 4, has had or is reasonably likely to have a Material Adverse Effect on ANB.

         ANB accordingly hereby represents and warrants to ONB as follows:

         4.01. Organization and Authority. (a) ANB is a corporation duly organized and validly existing under the laws of the State of Indiana. ANB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ANB has a class of stock registered pursuant to Section 12, and is subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act"). Except as set forth in the Disclosure Schedule, ANB's only direct subsidiaries are American National Bank, Peoples Bank, Farmers State Bank and ANTIM and it has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

         (b) American National Bank is a national banking association duly organized and validly existing under the laws of the United States of America. American National Bank has no subsidiaries, except for ANB Financial. American National Bank is subject to primary regulatory supervision and examination by the Office of the Comptroller of the Currency ("OCC"). American

National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (c) Peoples Bank is an Indiana state-chartered bank duly organized and validly existing under the laws of the State of Indiana. Peoples Bank has no subsidiaries. Peoples Bank is subject to primary regulatory supervision and examination by the Indiana Department of Financial Institutions ("DFI"). Peoples Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (d) Farmers State Bank is an Ohio state-chartered bank duly organized and validly existing under the laws of the State of Ohio. Farmers State Bank has no subsidiaries. Farmers State Bank is subject to primary regulatory supervision and examination by the Ohio Division of Financial Institutions ("ODFI"). Farmers State Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (e) ANTIM is a national trust association duly organized and validly existing under the laws of the United States of America. ANTIM has no subsidiaries, except ANTIM owns 3,531 shares (15%) of the common stock of Indiana Trust & Investment Management Company, an Indiana state-chartered trust company, and has the obligation, subject to conditions, to purchase the remaining shares in accordance with the terms of a Stock Acquisition Agreement dated August 8, 1997. Under the terms of such agreement, assuming ONB is a Permitted Successor to ANB, ONB shall succeed to its rights and obligations thereunder subject to the price adjustment contemplated by Section 2.4(c) of the Stock Acquisition Agreement. ANTIM is subject to primary regulatory supervision and examination by the OCC. ANTIM has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         (f) ANB Financial is an Indiana corporation duly organized and validly existing under the laws of the State of Indiana. ANB Financial has no subsidiaries. ANB Financial has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         4.02. Authorization. (a) ANB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02(e) and (f) hereof. As of the date hereof, ANB is not aware of any reason why the approvals set forth in Section 8.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.02(e). This Agreement and its execution and delivery by ANB have been duly authorized and approved by the Board of Directors of ANB and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of ANB, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Except as set forth in the Disclosure Schedule, neither the execution of this Agreement nor consummation of the Merger contemplated hereby:
(i) conflicts with or violates ANB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ANB or any Subsidiary is a party or by which ANB or any Subsidiary is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of ANB or any Subsidiary; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ANB or any Subsidiary is bound or with respect to which ANB or any Subsidiary is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ANB or any Subsidiary.

         4.03. Capitalization. (a) The authorized capital stock of ANB as of the date hereof consists, and at the Effective Time will consist, of 250,000 shares of preferred stock, no par value, none of which shares are issued or outstanding and 20,000,000 shares of common stock, $1.00 par value per share, 5,445,995 of which shares are issued and outstanding, which number of issued shares of ANB Common Stock is subject to increase to a total of 5,837,619 shares (not including any shares of ANB Common Stock which may be granted under the Stock Option Agreement and ANB (1994) Dividend Reinvestment and Stock Purchase Plan (the "DRIP")) pursuant to the exercise of options (collectively, the "Stock Options") granted under the ANB Corporation 1996 Directors' Stock Option Plan, ANB Corporation Stock Option Plan and ANB Corporation 1995 Stock Option Plan (collectively, the "Stock Option Plans") to purchase an aggregate of 391,624 shares of common stock of ANB (such issued and outstanding shares are referred to herein as "ANB Common Stock"). Such issued and outstanding shares of ANB Common Stock have been duly and validly authorized by all necessary corporate action of ANB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ANB shareholder.

ANB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANB Common Stock, except pursuant to the terms (as of the date of this Agreement) of the ANB DRIP.

         (b) The authorized capital stock of American National Bank as of the date hereof consists, and at the Effective Time will consist, of 160,000 shares of common stock, $20.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "American National Bank Common Stock"). Such issued and outstanding shares of American National Bank Common Stock have been duly and validly authorized by all necessary corporate action of American National Bank, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. Section 55, as amended), and have not been issued in violation of any pre-emptive rights of any present or former American National Bank shareholder. All of the issued and outstanding shares of American National Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. American National Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of American National Bank Common Stock.

         (c) The authorized capital stock of Peoples Bank as of the date hereof consists, and at the Effective Time will consist, of 130,000 shares of common stock, $10.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Peoples Bank Common Stock"). Such issued and outstanding shares of Peoples Bank Common Stock have been duly and validly authorized by all necessary corporate action of Peoples Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Peoples Bank shareholder. All of the issued and outstanding shares of Peoples Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Peoples Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Peoples Bank Common Stock.

         (d) The authorized capital stock of Farmers State Bank as of the date hereof consists, and at the Effective Time will consist, of 1,000 shares of common stock, $2,500.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Farmers State Bank Common Stock"). Such issued and outstanding shares of Farmers State Bank Common Stock have been duly and validly authorized by all necessary corporate action of Farmers State Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Farmers State Bank shareholder. All of the issued and outstanding shares of Farmers State Bank Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Farmers State Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(d) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Farmers State Bank Common Stock.

         (e) The authorized capital stock of ANTIM as of the date hereof consists, and at the Effective Time will consist, of 100,000 shares of common stock, $100.00 par value per share, 21,000 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "ANTIM Common Stock"). Such issued and outstanding shares of ANTIM Common Stock have been duly and validly authorized by all necessary corporate action of ANTIM, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. Section 55, as amended), and have not been issued in violation of any pre-emptive rights of any present or former ANTIM shareholder. All of the issued and outstanding shares of ANTIM Common Stock are owned by ANB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. ANTIM has no capital stock authorized, issued or outstanding other than as described in this
Section 4.03(e) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANTIM Common Stock.

         (f) The authorized capital stock of ANB Financial as of the date hereof consists, and at the Effective Time will consist, of 1,000 shares of common stock, no par value, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "ANB Financial Common Stock"). Such issued and outstanding shares of ANB Financial Common Stock have been duly and validly authorized by all necessary corporate action of ANB Financial, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ANB Financial shareholder. All of the issued and outstanding shares of ANB Financial Common Stock are owned by American National Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. ANB Financial has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(f) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ANB Financial Common Stock.

         (g) Except as set forth in the Disclosure Schedule and except for options granted under the Stock Option Agreement and the Stock Option Plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ANB Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ANB, by which ANB is or may become bound. ANB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ANB Common Stock.

         (h) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock of the Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of a Subsidiary, by which a Subsidiary is or may become bound. None of the Subsidiaries has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of its common stock.

         (m) Except as set forth in the Disclosure Schedule, ANB has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of common stock.

         4.04. Organizational Documents. The respective Articles of Incorporation and By-Laws of ANB, Peoples Bank, Farmers State Bank and ANB Financial, and the respective Articles of Association and By-Laws of American National Bank and ANTIM, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

         4.05. Compliance with Law. (a) Neither ANB nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body. ANB and each Subsidiary possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

         (b) Except as set forth in the Disclosure Schedule, neither ANB nor any of the Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the Federal Reserve Board and Federal Deposit Insurance Corporation) or the supervision or regulation of ANB or any of its Subsidiaries. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of ANB or any Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to ANB or any Subsidiary.

         4.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty in this Section 4 or other statement made, or any information provided, by ANB or any Subsidiary in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ANB or any Subsidiary to ONB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ANB and the Subsidiaries with respect to their financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to ANB's shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or to the best knowledge of ANB after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does ANB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting ANB or any Subsidiary or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Except as set forth in the Disclosure Schedule, neither ANB nor any Subsidiary is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority;
(ii) presently charged with or, to the best knowledge of ANB after due inquiry, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ANB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

         4.08. Financial Statements and Reports. ANB has delivered to ONB copies of the following financial statements and reports of ANB and the Subsidiaries, including the notes thereto (collectively, the "ANB Financial Statements"):

         (a) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ANB as of and for the years ended December 31, 1996, 1997 and 1998, and as of and for the fiscal quarter ended March 31, 1999;

         (b) Consolidated Statements of Cash Flows of ANB for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended March 31, 1999;

         (c) Consolidated Statements of Changes in Financial Position of ANB for the years ended December 31, 1997 and 1998, and for the fiscal quarter ended March 31, 1999;

         (d) Reports of Condition and Income ("Call Reports") for American National Bank and Peoples Bank as of the close of business on December 31, 1995, 1996, 1997 and 1998; and

         (e) Financial Statements of ANB on Form FRY-9LP and Form FRY-9C filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 1997 and 1998.

         The ANB Financial Statements present fairly the consolidated financial position of ANB as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ANB Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ANB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the ANB Financial Statements false, misleading or inaccurate in any respect.

         4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

         (i) A brief description and the location of all real property owned by ANB and the Subsidiaries and the principal buildings and structures located thereon and each lease of real property to which ANB or any Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

         (ii) a list of all agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of ANB or any Subsidiary which individually or in the aggregate:

                  (A) involve payment or receipt by ANB or any Subsidiary (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $100,000;

                  (B) involve payments based on profits of ANB or any Subsidiary;

                  (C) relate to the purchase of goods, products, supplies or services in excess of $100,000;

                  (D)      were not made in the ordinary course of business; or

                  (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

         (iii) The name and current annual salary of each director, officer and employee of ANB or any Subsidiary whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by ANB or any Subsidiary to or for the benefit of each such person for the year ended December 31, 1998, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

         (b) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights, and ANB and the Subsidiaries are, and, to the best knowledge of ANB after due inquiry, all other parties thereto are, in compliance with the provisions thereof, and ANB and the Subsidiaries are not in default in the performance, observance or fulfillment of any obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of ANB after due inquiry, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 4.09.

         (c) Neither ANB nor any Subsidiary is, to the best knowledge of ANB after due inquiry, in default under or in breach of or, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

         4.10. Absence of Undisclosed Liabilities. Except as provided in the ANB Financial Statements, Subsequent ANB Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of American National Bank, Peoples Bank and Farmers State Bank (collectively, the "Banks"), except for trade payables incurred in the ordinary course of ANB's and the Banks' business, and except for the transaction contemplated by this Agreement, neither ANB nor any Subsidiary has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $50,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

         4.11. Title to Assets. Except as described in this Section 4.11: (a) ANB or the Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ANB Financial Statements as of March 31, 1999; good title to all personal property reflected in the ANB Financial Statements as of March 31, 1999, other than personal property disposed of in the ordinary course of business since March 31, 1999; good title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ANB and the Subsidiaries purports to own or which ANB or any Subsidiary uses in its business; good title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good title to all property and assets acquired and not disposed of or leased since March 31, 1999. All of such properties and assets are owned by ANB or a Subsidiary free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in the ANB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and
(v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ANB on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or impair the use thereof for the purposes for which they are held or used. All real property owned or leased by ANB or any Subsidiary is in compliance with all applicable zoning and land use laws.

         (b) ANB and the Subsidiaries have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now (collectively, "Environmental Laws"). Except as set forth in the Disclosure Schedule, there are no pending or, to the best knowledge of ANB after due inquiry, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ANB or any Subsidiary with respect to the Environmental Laws. No environmental clearances or other governmental approvals are required for the conduct of the business of ANB or any Subsidiary as presently conducted. Neither ANB nor any Subsidiary is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been released, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any Environmental Law, and there is no reasonable basis or grounds for any such claim, action or proceeding. ANB and the Subsidiaries own, operate, lease and control, and have owned, operated, leased and controlled, all real property in compliance with the Environmental Laws. Neither ANB nor any Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

         4.12. Loans. (a) Except as set forth in the Disclosure Schedule, there is no loan by any Bank in excess of $50,000 that has been classified by bank regulatory examiners or management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $50,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of each Bank and a list of all loans in excess of $50,000 which any Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status has been provided to ONB.

         (b) All loans reflected in the ANB Financial Statements as of March 31, 1999 and which have been made, extended, renewed, restructured, approved, amended or acquired since March 31, 1999: (i) to the best knowledge of ANB after due inquiry, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (ii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iii) are secured, to the extent that ANB or any Subsidiary has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming ANB or a Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).

         (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the ANB Financial Statements are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

         4.13. Shareholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and ANB's Articles of Incorporation and By-Laws, ANB has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of ANB or which may be considered an anti-takeover mechanism.

         4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ANB or any Subsidiary, whether written or oral, in which ANB or any Subsidiary participates as a participating employer; to which ANB or any Subsidiary contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ANB or any Subsidiary, frozen or discontinued (collectively, "ANB Plans") except as set forth on the Disclosure Schedule: (i) all such ANB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ANB Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ANB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ANB Common Stock held by its trustee as an asset of the ANB Pension Plan, no ANB Plan (or its related trust) holds any stock or other securities of ANB or any related or affiliated person or entity;(iv) ANB has not engaged in any transaction that may subject ANB, or any ANB Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ANB Plan; (vi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of ANB after due inquiry, threatened, against ANB, any Subsidiary, any ANB Plan, any fiduciary of any ANB Plan or the assets of any ANB Plan as to which ANB or any Subsidiary would have liability.

         (b) ANB has made available to ONB true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ANB or any Subsidiary for its current or former directors, officers or employees.

         (c) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of ANB or any Subsidiary is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ANB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ANB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ANB or any Subsidiary, in which ANB or any Subsidiary participates as a participating employer or to which ANB or any Subsidiary contributes, no director, officer, employee or agent of ANB or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ANB or any Subsidiary under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ANB and the Subsidiaries.

         (e) Except as set forth on the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

         4.15. Obligations to Employees. All contributions required to be made under the terms of any ANB Plan have been timely made or have been reflected on the Audited Financial Statements or the Preliminary Financial Statements. Neither any ANB Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") nor any single-employer plan or any entity which is considered one employer with ANB under Section 4001 of ERISA or section 414 of the Code (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither ANB nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

         4.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, ANB and each Subsidiary has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects;
(b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon ANB or any Subsidiary or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ANB has established, and shall establish in the Subsequent ANB Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the ANB Financial Statements adequate to cover all of ANB's and the Subsidiaries' tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ANB nor any Subsidiary has, nor will any one of them have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ANB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ANB. Neither ANB nor any Subsidiary is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of ANB have been audited by any taxing authority during the past five
(5) years.

         4.17. Deposit Insurance. The deposits of the Banks are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and ANB and each Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

         4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ANB or any Subsidiary on the date hereof or with respect to which ANB or any Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

         4.19. Books and Records. The books and records of ANB and the Subsidiaries have been fully, properly and accurately maintained.

         4.20. Broker's, Finder's or Other Fees. Except for reasonable fees of ANB's attorneys, accountants and investment bankers, all of which shall be paid by ANB prior to the Effective Time, no agent, broker or other person acting on behalf of ANB or any Subsidiary or under any authority of ANB or any Subsidiary is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         4.21. Interim Events. (a) Except as set forth in the Disclosure Schedule, between the period from March 31, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Material Adverse Effect.

         (b) Except as set forth in the Disclosure Schedule, between the period from March 31, 1999 to the date of this Agreement, ANB and the Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

                  (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to ANB Common Stock; or

                  (ii) any split, combination or reclassification of any capital stock of ANB or any subsidiary or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for shares of ANB Common Stock, except for issuances of ANB Common Stock upon the exercise of the Options awarded prior to the date hereof in accordance with the terms of the Stock Option Plans.

         4.22. Regulatory Filings. ANB and the Subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with the SEC and with all other federal and state regulatory agencies were and will be true, accurate and complete as of the dates of the filings and have been complied or will comply in all respects as to form with the applicable requirements and prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         4.23. Indemnification Agreements. (a) Neither ANB nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of ANB, Peoples Bank, Farmers State Bank and ANB Financial and the Articles of Association and By-Laws of American National Bank and ANTIM.

         (b) No claims have been made against or filed with ANB or any Subsidiary nor have, to the best knowledge of ANB after due inquiry, any claims been threatened against ANB or any Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of ANB or any Subsidiary.

         4.24. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for ANB to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of ANB's business operations. Neither ANB nor any of the Subsidiary has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 4.24, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

         (b)  ANB has:

                  (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of ANB to be Year 2000 Compliant on a timely basis;

                  (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

                  (iii) to date, implemented that plan in accordance with that timetable.

         4.25. Shareholder Approval. The affirmative vote of the holders of a majority of the ANB Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders) is required for shareholder approval of this Agreement and the Merger.

         4.26. Nonsurvival of Representations and Warranties. The representations and warranties of ANB contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time, and thereafter ANB and all directors, officers and employees of ANB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.

                                    SECTION 5

                      REPRESENTATIONS AND WARRANTIES OF ONB

         On or prior to the date hereof, ONB has delivered to ANB a schedule (the "ONB Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in this Section 5 or to one or more of its covenants contained in Section 7; provided, that the mere inclusion of an item in the ONB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ONB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

         For the purpose of this Agreement, and in relation to ONB and its subsidiaries, a Material Adverse Effect means any effect that (i) is material and adverse to the financial position, results of operations or business of ONB and its subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

         No representation or warranty of ONB contained in this Section 5, shall deemed untrue or incorrect, and ONB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstances or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 5, has had or is reasonably likely to have a Material Adverse Effect on ONB.

         ONB accordingly hereby represents and warrants to ANB as follows:

         5.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act. Each of ONB's direct subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has full power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

         5.02. Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.01 (d), (e) and (f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 8.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.01(e). This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. Assuming due execution and delivery by ANB, this Agreement constitutes a valid and binding obligation of ONB, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

         (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ANB) or any other adverse interest, upon any right, property or asset of ONB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB is bound or with respect to which ONB is to perform any duties or obligations or receive any rights or benefits.

         (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Merger contemplated by this Agreement.

         5.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 75,000,000 shares of common stock, no par value per share, of which approximately 46,158,663 shares were issued and outstanding as of June 30, 1999, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 5.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with: (i) ONB's dividend reinvestment and stock purchase plan; (ii) ONB's outstanding convertible subordinated debentures; (iii) acquisitions by ONB of other financial institutions or holding companies; and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock.

         (b) Except for shares of ONB common stock beneficially owned by its trust affiliates, ONB has no knowledge of any person or entity who beneficially owns 5% or more of its issued and outstanding shares of common stock.

         5.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to ANB and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

         5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

         5.06. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the SEC, including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies complied or will comply in all respects as to form with the applicable requirements and were and will be true, accurate and complete in all respects as of the dates of the filings, and no such filings contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

         5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before or by any government agency or authority, arbitration panel or otherwise (nor is there any basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

         (b) Neither ONB nor any of its subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations.

         5.08. Financial Statements and Reports. (a) ONB or its agents have delivered to ANB copies of the following financial statements and reports of ONB and its subsidiaries, including the notes thereto (collectively, the "ONB Financial Statements"):

         (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended March 31, 1999; and

         (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1996, 1997 and 1998 and for the fiscal quarter ended March 31, 1999.

         (b) The ONB Financial Statements present fairly the consolidated financial position of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses
(i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the ONB Financial Statements false, misleading or inaccurate in any respect.

         5.09. Shares to be Issued in Merger. The shares of ONB common stock which ANB shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the Nasdaq National Market System.

         5.10. Shareholder Approval. Approval by ONB's shareholders of the Merger or for any other actions contemplated by this Agreement is not required.

         5.11. Accuracy of Statements Made to ANB. No representation, warranty or other statement made, or any information provided or to be provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to ANB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to ANB's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

         5.12. Broker's, Finder's or Other Fees. Except for reasonable fees of ONB's attorneys and accountants and investment bankers, no agent, broker or other person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

         5.13. Accounting Treatment. As of the date of this Agreement, it is aware of no reason why the Merger will fail to qualify for "pooling of interests" accounting treatment.

         5.14 Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, ONB has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon ONB or its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in its subsequent financial statements, in accordance with generally accepted accounting principles, a reserve for taxes in the ONB Financial Statements adequate to cover all of its tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. ONB does not have, nor will it have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in its subsequent financial statements or as accrued or reserved for on the books and records of ONB. ONB is not currently under audit by any state or federal taxing authority. No federal, state or local tax returns of ONB have been audited by any taxing authority during the past five (5) years.

         5.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ONB or any of its subsidiaries, whether written or oral, in which ONB or any of its subsidiaries participates as a participating employer; to which ONB or any of its subsidiaries contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ONB or any of its subsidiaries, frozen or discontinued (collectively, "ONB Plans"): (i) all such ONB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ONB Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ONB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ONB common stock held by its trustee as an asset of the ONB Employee Stock Ownership Plan and the ONB Employees' Retirement Plan, no ONB Plan (or its related trust) holds any stock or other securities of ONB or any related or affiliated person or entity;(iv) ONB has not engaged in any transaction that may subject ONB, or any ONB Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ONB Plan; (vi) to the best knowledge of ONB, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened, against ONB, any of its subsidiaries, any ONB Plan, any fiduciary of any ONB Plan or the assets of any ONB Plan as to which ONB would have liability.

         (b) ONB has made available to ANB true, accurate and complete copies of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ONB or any of its subsidiaries for its current or former directors, officers or employees.

         (c) No current or former director, officer or employee of ONB or any of its subsidiaries is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ANB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ONB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

         (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ONB or any of its subsidiaries, in which ONB or any of its subsidiaries participates as a participating employer or to which ONB or any of its subsidiaries contributes, no director, officer, employee or agent of ONB or any of its subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ONB or any of its subsidiaries under Code
Section 4980B(a). With respect to all such plans, all applicable provisions of
Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ONB and its subsidiaries.

         5.16 Books and Records. The books and records of ONB have been fully, properly and accurately maintained.

         5.17 Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for ONB to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of ONB's business operations. Neither ONB nor any of its banking subsidiaries has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 5.17, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

         (b) ONB has:

                  (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of ONB to be Year 2000 Compliant on a timely basis;

                  (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

                  (iii) to date, implemented that plan in accordance with that timetable.

         5.18. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the earlier of the termination of this Agreement and the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.

                                    SECTION 6

                                COVENANTS OF ANB

         ANB covenants and agrees with ONB, and covenants and agrees to cause the Subsidiaries, to act as follows:

         6.01. Shareholder Approval. Subject to Section 6.06 hereof, ANB shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of ANB at the earliest possible reasonable date. Subject to Section 6.06 hereof, the Board of Directors of ANB shall recommend to ANB's shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from ANB's shareholders.

         6.02. Other Approvals. (a) ANB and the Subsidiaries shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         (b) Any materials or information provided by ANB or any Subsidiary to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither ANB nor any Subsidiary shall, without the prior written consent of ONB:

                  (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification), except for the ANB DRIP and the issuance of up to 391,624 shares of ANB Common Stock under the Stock Option Plans;

                  (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 4.03 hereof;

                  (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders except that (A) American National Bank, Peoples Bank, Farmers State Bank and ANTIM may pay cash dividends to ANB in the ordinary course of business for payment of reasonable and necessary business and operating expenses of ANB and to provide funds for ANB's dividends to its shareholders in accordance with this Agreement, and (B) ANB may pay to its shareholders its usual and customary quarterly cash dividend of no greater than nineteen cents ($0.19) per share for any quarterly period, provided that no dividend may be paid for the quarterly period in which the Merger is consummated if, during such period, ANB shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;

                  (iv)     redeem any of its outstanding shares of common stock;

                  (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

                  (vi) purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage their investment portfolios;

                  (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

                  (viii) except for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property (excluding the investment portfolio of the Banks) or fixed asset constituting a capital investment in excess of $100,000 individually or $200,000 in the aggregate;

                  (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens: (i) required to be granted in connection with acceptance by ANB or any Subsidiary of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

                  (x) promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of ANB or any Subsidiary (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of ANB and the Subsidiaries and other than pursuant to an employee retention program, which has been disclosed to ONB);

                  (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the ANB Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of ANB or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

                  (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of ANB or any Subsidiary;

                  (xiii) hire or employ any new or additional employees of ANB or any Subsidiary, except those which are reasonably necessary for the proper operation of their respective businesses;

                  (xiv) elect or appoint any executive officers or directors of ANB or any Subsidiary who are not presently serving in such capacities;

                  (xv) amend, modify or restate ANB's, Peoples Bank's, Farmers State Bank's, or ANB Financial's Articles of Incorporation or By-Laws or American National Bank's or ANTIM's Articles of Association or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

                  (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of ANB or any Subsidiary, or enter into any agreement or commitment relative to the foregoing;

                  (xvii) fail to continue to make additions to in accordance with the Banks' past practices and to otherwise maintain in all respects the Banks' reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

                  (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

                  (xix) except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the ANB Financial Statements or the Subsequent ANB Financial Statements, (A) borrow any money (except for capital purposes related to the Subsidiaries), (B) incur any indebtedness including, without limitation, through the issuance of debentures, or (C) incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $50,000 (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Merger);

                  (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches; or

                  (xxi) pay or commit to pay any management or consulting or other similar type of fees other than in the ordinary course of business.

         (b) ANB and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by ANB and the Subsidiaries as of the date of this Agreement.

         6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, ANB and the Subsidiaries shall: (a) carry on their business substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that each of them owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which any one of them is a party or by which any one of them is or may be subject or bound.

         6.05. Restrictions Regarding Affiliates. ANB shall, within thirty (30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of ANB for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement, and thereafter as may be required for a person who may be deemed an affiliate of ANB following the date of this Agreement, ANB shall obtain from each director, executive officer and other person who may be deemed to be such an affiliate of ANB to deliver to ONB on or prior to the date of this Agreement, and thereafter as may be required for any other person who may be deemed an affiliate of ANB following the date of this Agreement, a written agreement, substantially in the form as attached hereto as Exhibit B, providing that such person: (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ANB Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time; and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement: (i) until such time as financial results covering at least 30 days of combined operations of ONB and ANB have been published as and when required and within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from registration under the 1933 Act. On or prior to the Effective Time, ANB shall use its best efforts to obtain from each director, executive officer and other person who may be deemed to be an affiliate of ANB for purposes of Rule 145 under the 1933 Act to deliver to ONB at the Effective Time a certificate signed by each such person certifying to the effect that such person has complied with the terms and conditions of their written agreement delivered to ONB pursuant to this Section 6.05.

         6.06. Other Negotiations. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither ANB nor any Subsidiary shall permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to ANB or any Subsidiary or to which ANB or any Subsidiary may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

         (b) ANB and the Subsidiaries shall promptly communicate to ONB the terms of any proposal or offer which any one of them may receive with respect to an Acquisition Transaction. ANB or any Subsidiary may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case only if ANB's Board of Directors determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of ANB's Board of Directors.

         6.07. Press Releases. Except as required by law, neither ANB nor any Subsidiary shall issue any press releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB, which consent shall not be unreasonably withheld.

         6.08. Disclosure Schedule Update. ANB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ANB contained herein incorrect, untrue or misleading.

         6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of ANB and the Subsidiaries. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of ANB and the Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of ANB and the Subsidiaries. Upon request, ANB and the Subsidiaries shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by ANB or any Subsidiary, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by ANB or any Subsidiary of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for ANB and the Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by ANB herein. ONB shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Merger. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at ANB's request, returned to ANB in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

         6.10. Subsequent ANB Financial Statements. As soon as reasonably available after the date of this Agreement, ANB shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of ANB prepared for its internal use, Call Reports of the Banks and ANTIM for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent ANB Financial Statements"). The Subsequent ANB Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the absence of footnotes for interim statements. The Subsequent ANB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

         6.11. Employee Benefits. Neither the terms of Section 7.03 hereof nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of ANB shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of ANB; or (b) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         6.12. Merger of ANB Corporation Savings and Incentive Plan. As soon as administratively feasible after the Effective Time, the ANB Corporation Savings and Incentive Plan ("ANB 401(k) Plan") shall be merged with and into the ONB Savings Plan. All account balances maintained under the ANB 401(k) Plan shall become fully vested and nonforfeitable on the day on which the plan merger occurs. From the date of this Agreement through the date on which the ANB 401(k) Plan is merged into the ONB Savings Plan, ANB and the Subsidiaries may continue to make contributions to the ANB 401(k) Plan so long as such contributions are comparable in amount to any past contributions to such plan.

         6.13. Merger of ANB Corporation Employees' Pension Plan. As of the first January 1 or July 1 coinciding with or next following the Effective Time, or as soon as administratively feasible thereafter, the ANB Corporation Employee's Pension Plan ("ANB Pension Plan") shall be merged with and into the ONB Employees' Retirement Plan ("ONB Pension Plan"). All benefits accrued under the ANB Pension Plan shall be fully vested and non-forfeitable on the day on which the plan merger occurs. From the date of this Agreement through the date on which the ANB Pension Plan is merged into the ONB Pension Plan, ANB and its Subsidiaries shall contribute to the ANB Pension Plan at least the amounts calculated by the plan's actuary to be necessary to prevent an accumulated funding deficiency within the meaning of the Section 412 of the Code.

         6.14 Termination of Group Health Plan. The ANB Corporation Group Health Plan ("ANB Health Plan") shall be terminated as of the last day of the calendar month in which the Effective Time occurs. From the date of this Agreement through the date as of which the ANB Health Plan terminates, ANB and the Subsidiaries shall continue to fund all expenses of the plan, including but not limited to, benefits, stop loss insurance premiums and administrative fees, attributable to claims incurred on or prior to the date the ANB Health Plan terminates. As of the date the ANB Health Plan terminates, ANB and the Subsidiaries shall have funded a reserve account for the purpose of paying covered claims incurred, but not yet paid, as of the plan termination date. The amount of such reserve account shall not be less than twenty-five percent (25%) of the total claims paid for the plan year ending September 30, 1999.

         6.15 Termination of Long Term Disability Plan. The ANB Corporation Long Term Disability Plan ("ANB LTD Plan") shall be terminated as of the Effective Time, or as soon as administratively feasible thereafter, but such termination shall not affect the benefits payable to any ANB covered employee who became entitled to a disability benefit under the ANB LTD Plan prior to the termination of said plan. From the date of this Agreement through the date as of which the ANB LTD Plan terminates, ANB and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the ANB LTD Plan benefits.

         6.16 Termination of Sec. 125 Plan. The ANB Corporation Sec. 125 Plan ("ANB Cafeteria Plan') shall be terminated as of same date the ANB Health Plan is terminated. From the date of this

Agreement through the date as of which the ANB Cafeteria Plan terminates, ANB and the Subsidiaries shall continue to contribute to such plan the pre-tax amounts which the ANB Cafeteria Plan participants elect to defer from compensation in order to pay the employee portion of the cost of coverage under the ANB Health Plan.

         6.17 Termination of ANB Corporation Group Life Plan. The ANB Corporation Group Term Life Insurance Plan ("ANB Group Life Plan") shall be terminated as of the first day of the first calendar month following the Effective Time or as soon as administratively feasible thereafter. From the date of this Agreement through the date on which the ANB Group Life Plan terminates, ANB and the Subsidiaries shall continue to pay the insurance premiums necessary to continue the death benefits provided by such plan.

         6.18 Termination of the ANB Corporation SERP. The ANB Corporation Supplemental Executive Retirement Plan (the "ANB SERP") shall be terminated as of the day on which the Effective Time occurs. No employee of ANB or the Subsidiaries who has been designated as an eligible participant under the ANB SERP shall accrue any additional benefits thereunder subsequent to the December 31 coincident with or next preceding the date the ANB SERP terminates. The accumulated benefit obligations in the ANB Corporation SERP shall, upon the Effective Time, be transferred to, and shall become a benefit obligation under the ONB Non-Qualified Defined Contribution Plan For Executive Employees of ONB. Such transferred benefit shall thereafter be administered pursuant to the terms and conditions of the transferee plan.

         6.19 Termination of the ANB Corporation Directors' Plan. The ANB Corporation Directors' Deferred Compensation Plan (the "ANB Directors' Plan"), and all participation agreements in effect thereunder, shall be terminated as of the Effective Time. From the date of this Agreement through the date on which the ANB Directors' Plan is terminated, ANB and the Subsidiaries may continue to allow participants thereunder to elect to defer the receipt of all or a portion of the director fees he or she would otherwise receive and to credit such fees to the director's individual account under the plan. Upon the termination of the ANB Directors' Plan the balance in each individual account thereunder shall be distributed in a lump sum payment to the participant entitled thereto. The Board of Directors of ANB, and the Board of Directors of each of the Subsidiaries which is participating in the ANB Directors' Plan, shall, prior to the day on which the Effective Time occurs, amend or cause the amendment of such plan to provide that upon the termination of such plan the accrued benefits thereunder shall be immediately paid in a lump sum payment to the individuals entitled to such accrued benefits, subject, however, to the terms of the ANB Directors' Plan.

         6.20 Disposition of the ANB Corporation Stock Investment Plan. From the date of this Agreement through the day on which the Effective Time occurs, the Stock Investment Plan of ANB Corporation ("ANB Stock Investment Plan") shall remain in effect, shall continue to be funded by both employer and employee contributions, and shall continue to be administered, all in accordance with its current provisions. As of the day on which the Effective Time occurs, the shares of ANB Common Stock owned by each participant under said plan shall be converted into whole shares of

ONB common stock pursuant to the applicable provisions of Section 2 of this Agreement. Fractional share interests resulting from such conversion shall be paid in cash at such time and in such amount determined under Section 2.02 of this Agreement. ANB shall cause the administrator of the ANB Stock Investment Plan to thereafter transfer the shares of ONB common stock held on behalf of each participant in the ANB Stock Investment Plan to the administrator of the ONB Direct Stock Purchase Plan and Dividend Reinvestment Plan ("ONB Stock Purchase Plan"). Upon receipt of such shares the administrator of the ONB Stock Purchase Plan shall credit the number of such shares, on a per participant basis, to the individual account established on the participant's behalf under the ONB Stock Purchase Plan by the administrator thereof. Thereafter such converted shares shall be held, administered and distributed or surrendered pursuant to the applicable provisions of the ONB Stock Purchase Plan; provided, however, that the distribution rights of the participants under the ANB Stock Investment Plan shall not be materially adversely affected by the transfer of the converted shares to the ONB Stock Purchase Plan.

         6.21 Termination of ANB Corporation Severance Policy. The ANB Corporation Severance Policy, covering eligible employees of ANB, American National Bank and ANTIM, shall be terminated as of the Effective Time. With respect to an individual covered by such severance policy on the date of its termination, in the event that he or she incurs, within twelve months from the Effective Time, (i) the involuntary termination of employment for reasons other than cause, (ii) a material reduction in compensation or (iii) without the prior written consent of such person, the assignment to him or her of any duties materially inconsistent with his or her duties and responsibilities prior to the date of this Agreement, he or she shall be entitled to receive a severance benefit. The severance benefit shall be a salary continuation the amount of which shall be the greater of (i) the amount payable to such individual under the salary continuation provisions of the terminated ANB Corporation Severance Policy had such policy not been terminated, or (ii) the amount payable to such individual under the salary continuation provisions of the ONB Severance Policy, if any, then applicable to such individual. An individual who is entitled to a benefit under the ONB Severance Policy shall also be entitled to a continuation of employee benefits as determined solely by the applicable provisions of the ONB Severance Policy. The Board of Directors of each of ANB, American National Bank and ANTIM, shall, prior to the execution of this Agreement, amend, or cause the amendment of, the ANB Severance Policy to provide that the sole events for which a severance benefit is payable thereunder shall be (i) the involuntary termination of a covered individual's employment for reasons other than cause,
(ii) a material reduction in compensation or (iii) without the prior written consent of an employee, the assignment to him or her of any duties materially inconsistent with his or her duties and responsibilities prior to the date of this Agreement.

         6.22. Disposition of Farmers State Bank Plans. ANB shall use its best efforts to complete the merger of the Farmers State Bank of Union City, Ohio, Employees' 401(k) Plan with and into the ANB 401(k) Plan, and shall complete the merger of the Farmers State Bank of Union City, Ohio Employees' Pension Plan with and into the ANB Pension Plan, no later than December 31, 1999 with respect to each such plan merger.

         6.23 Disposition of ANB Stock Option Plans. At or prior to the Effective Time, ANB shall use its best efforts, including using its best efforts to obtain any necessary consents from optionees, with respect to the Stock Option Plans to permit the conversion of each outstanding option to acquire shares of common stock of ANB Corporation which was properly granted pursuant to a stock option agreement executed in accordance with the provisions of the Stock Option Plans by ONB pursuant to Section 7.05 of this Agreement, and to permit ONB to assume the sponsorship and administration of the Stock Option Plans. ANB shall also take all action necessary to amend the Stock Option Plans to eliminate additional automatic or discretionary grants or awards under such plans subsequent to the Effective Time.

         6.24. Year 2000. ANB shall:

         (a) Additional Information. Furnish such additional information, statements and other reports with respect to ANB's Year 2000 compliance (and its approach to and progress towards achieving compliance) discussed in Section 4.24 hereof as ONB may reasonably request from time to time.

         (b) Notice of Changes. In the event of any change in circumstances that causes or will likely cause any of ANB's representations and warranties set forth in Section 4.24 hereof ("Year 2000 Compliance") to no longer be true and would result in a Material Adverse Effect (hereinafter referred to as a "Change in Circumstances"), then ANB shall promptly, and in any event within ten (10) days of receipt of information regarding a Change in Circumstances, provide ONB with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause ANB's representations and warranties set forth in Section 4.24 hereof to no longer be true. ANB shall, within ten (10) days of a request, also provide ONB with any additional information ONB reasonably requests of ANB in connection with the Notice and/or a Change in Circumstances.

         (c) Audits. Give any representative of ONB reasonable access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of ANB and the Subsidiaries and relating to their affairs, and to inspect any of the properties and Systems of ANB and the Subsidiaries, and to project test the Systems to determine if they are Year 2000 Compliant in an integrated environment, all at the sole cost and expense of ONB.

         6.25. SEC and Other Reports. Promptly upon its becoming available, furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by ANB to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by ANB with Nasdaq or the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which ANB is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over ANB or any of its business, operations or properties.

         6.26. Adverse Actions. ANB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 4, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

                                    SECTION 7

                                COVENANTS OF ONB

         ONB covenants and agrees with ANB as follows:

         7.01. Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to ANB's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to ANB's legal counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

         7.02. SEC Registration. (a) ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and ANB, prepared for use in connection with the meeting of shareholders of ANB referred to in Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section 7.01 hereof, ONB shall provide ANB and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity to comment thereon.

         (b) Any materials or information provided by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

         (c) All filings by ONB with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

         (d) ONB will use reasonable best efforts to list for trading on the Nasdaq National Market System (subject to official notice of issuance) prior to the Effective Time, the shares of ONB common stock to be issued in the Merger.

         7.03. Employee Benefit Plans. (a) As of the Effective Time, ONB will make available to the employees of ANB and the Subsidiaries who continue as employees of ONB or any subsidiary of ONB after the Effective Time and, further, subject to Section 7.03(b), (c) and (d) hereof, substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Until such time as the employees of ANB and the Subsidiaries become covered by the ONB welfare benefit plans, the employees of ANB and the Subsidiaries shall remain covered by the ANB Plans which cover such employees, subject to the terms of such plans. Except as otherwise provided in Sections 6.13, 6.18 and 6.21, ONB will honor in accordance with their terms (i) all employee benefit obligations to current and former officers and employers and employees of ANB and the Subsidiaries accrued as of the Effective Time and (ii) to the extent set forth in the Disclosure Schedule , all employee severance plans in existence on the date hereof and all employment or severance agreements entered into prior to the date hereof to the extent set forth in the Disclosure Schedule.

         (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of ANB or any Subsidiary prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 7.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans;
(ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employee Stock Ownership Plan ("ESOP"). Those officers and employees of ANB or any Subsidiary who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan and ESOP, based on their age and years of service to ANB or any

Subsidiary, shall become participants thereunder on the first day of the calendar month which coincides with or next follows the Effective Time. Those officers and employees of ANB or any Subsidiary who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of ANB or any Subsidiary service, shall become participants thereunder no later than the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Profit Sharing Plan or ESOP on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Profit Sharing Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

         (c) No full-time officer or employee of ANB or any Subsidiary serving as of the Effective Time shall be subject to any pre-existing condition exclusions under any of ONB's welfare benefit plans if such officer, employee or individual was covered by the corresponding ANB welfare benefit plan on the day immediately preceding the Effective Time.

         (d) Neither the terms of this Section 7.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of ANB or any Subsidiary shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of ANB or any Subsidiary; or
(ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

         (e) ONB shall take any and all actions reasonably necessary to effectuate the disposition of the ANB Plans provided by Section 6.12 through 6.23.

         7.04. Employment Agreements. Following the Effective Time, ONB agrees to honor and abide by the terms of the written employment agreements set forth in the Disclosure Schedule, except as may be otherwise required by any government regulatory agency.

         7.05. Stock Options. (a) At the Effective Time, the obligations of ANB with respect to each outstanding option to purchase shares of ANB Common Stock (pursuant to the Stock Options) which was properly granted pursuant to a stock option agreement executed in accordance with a Stock Option Plan shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full (after giving effect to accelerated vesting) immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at an exercise price per share equal to (A) the aggregate exercise price for ANB Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed purchasable pursuant to such Stock

Option; provided, however, that in the case of any Stock Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. By way of example and illustration only, if any option holder has been granted and is vested in options to acquire 1,000 shares of ANB Common Stock for $20.00 per share, then after the Effective Time, such option holder's same option would be converted into the option to acquire,1250 shares of ONB common stock at $16.00 per share. In no event shall ONB be required to issue fractional shares of ONB common stock pursuant to the Stock Options.

         (b) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 7.05 after giving effect to the Merger and the assumption by ONB as set forth above); provided, however, to the extent necessary to effectuate the provisions of this
Section 7.05, ONB may deliver new or amended Stock Option agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
Section 7.05 and as a result of the grant and exercise of such Stock Options.

         (c) As soon as practicable after the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

         7.06. Press Releases. Except as required by law, ONB shall not issue any press releases or make any other public announcements or disclosures relating primarily to ANB with respect to the Merger without the prior consent of ANB, which consent shall not be unreasonably withheld.

         7.07. Indemnification. (a) From and after the Effective Time, ONB shall indemnify, defend and hold harmless to the fullest extent permitted by applicable federal and state law each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of ANB or was serving at the request of ANB as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of ANB's Articles of Incorporation or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of ANB. Indemnification of officers and directors of the Subsidiaries following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

         (b) In the event ONB or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of ONB assume the obligations set forth in this Section 7.07.

         (c) ONB shall maintain in effect for not less than two (2) years from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by ANB; provided, however, that ONB may substitute therefor policies with reputable and financially sound carriers for substantially similar coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or relating to matters occurring prior to the Effective Time. ONB shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided for in this Section 7.07.

         (d) The provisions of this Section 7.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee and their respective heirs and representatives.

         7.08 Adverse Actions. ONB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 5, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable low or regulation.

                                    SECTION 8

                       CONDITIONS PRECEDENT TO THE MERGER

         8.01. ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ANB with respect to itself and the Subsidiaries contained in this Agreement shall, subject to the standard set out in the second paragraph to Section 4, be true, and correct at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ANB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ONB shall have received from ANB at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of ANB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ONB and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Shareholder Approval. The shareholders of ANB shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

         (g) Officers' Certificate. ANB shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying: (i) to the effect set out in Section 8.01(a);
(ii) that all the covenants of ANB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that ANB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to ANB.

         (h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of ANB, except with respect to cash received by ANB's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and ANB and rely upon customary assumptions.

         (i) Pooling of Interests Opinion. The Board of Directors of ONB shall have received a written opinion from its independent auditors, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will qualify for pooling of interests accounting treatment for ONB.

         8.02. ANB. The obligation of ANB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ANB:

         (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall, subject to the standards set out in the second paragraph of Section 5, be true and correct on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

         (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

         (c) Deliveries at Closing. ANB shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to ANB, listed in Section 11.02(a) hereof.

         (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of ANB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the Nasdaq National Market System.

         (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ANB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ANB and its subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ANB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

         (f) Shareholder Approval. The shareholders of ANB shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

         (g) Officers' Certificate. ONB shall have delivered to ANB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.02(a); (ii) that all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

         (h) Tax Opinion. The Board of Directors of ANB shall have received a written opinion of the law firm of Sullivan & Cromwell, dated as of the Effective Time, in form and content satisfactory to ANB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of ANB, except with respect to cash received by ANB's shareholders for fractional shares resulting from application of the Exchange Ratio. In rendering such opinion, counsel may require and rely upon customary representation letters of ONB and ANB and rely upon customary assumptions.

         (i) Fairness Opinion. ANB's investment bank shall have issued its written fairness opinion stating that the Exchange Ratio relating to the Merger is fair to the shareholders of ANB from a financial point of view. Such written fairness opinion shall be (i) in form and substance reasonably satisfactory to ANB and (ii) dated as of a date not later than the mailing date of the proxy statement-prospectus relating to the Merger to be mailed to shareholders of ANB.

                                    SECTION 9

                              TERMINATION OF MERGER

         9.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to ANB, or by ANB to ONB as follows:

         (a)      By ONB or ANB, if:

                  (i) the Merger contemplated by this Agreement has not been consummated by March 31, 2000; or

                  (ii) the respective Boards of Directors of ONB and ANB mutually agree to terminate this Agreement.

         (b)      By ONB, if:

                  (i) the Merger will not qualify for pooling of interests accounting treatment for ONB; or

                  (ii) at any time prior to the Effective Time, ONB's Board of Directors so determines, in the event of either

                           (A) a breach by ANB of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ANB of such breach; or

                           (B) a breach by ANB of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ANB of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; or

                  (iii) it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, ANB, any Subsidiary or any subsidiary of ONB, or any director or officer of any of such entities relating to this Agreement or the Merger; or

                  (iv) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of ANB and its Subsidiaries taken as a whole subsidiary as of the Effective Time as compared to that in existence as of the date of this Agreement other than any change resulting primarily by reason of changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ONB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

                  (v) ANB fulfills the requirements of Section 6.01 hereof but the shareholders of ANB do not approve and adopt the Merger and this Agreement.

         (c)      By ANB, if:

                  (i) at any time prior to the Effective Time, ANB's Board of Directors so determines, in the event of either

                           (A) a breach by ONB of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; or

                           (B) a breach by ONB of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; or

                  (ii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ANB on a consolidated basis as of the Effective Time as compared to that in existence on March 31, 1999, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ANB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

                  (iii) it shall reasonably determine that the Merger contemplated by this Agreement has become impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB (A) relating to this Agreement or the Merger or
                           (B) which is likely to have a Material Adverse Effect on ONB; or

                  (iv) ANB fulfills the requirements of Section 6.01 hereof but the shareholders of ANB do not approve and adopt the Merger and this Agreement; or

                  (v) prior to the approval by the shareholders of ANB of the Merger contemplated in this Agreement, if, without breaching Section 6.06, ANB shall contemporaneously enter into a definitive agreement with a third party providing for an Acquisition Transaction on terms determined in good faith by the board of directors of ANB, after consulting with and considering the advice of ANB's independent counsel and financial advisors, to be more favorable to the shareholders of ANB than the Merger and with respect to which the board of directors has determined after such consultation and consideration that to proceed with the Merger would violate the fiduciary duties of the board of directors to the ANB's shareholders; or

                  (vi) at any time during the five-day period commencing with the Determination Date if both of the following conditions are satisfied:

                  (A) the number obtained by dividing the Average Closing Price by the Starting Price (the "ONB Ratio") shall be less than 0.80; and

                  (B) the ONB Ratio shall be less than the number obtained by dividing the Final Index Value by the Index Value on the Starting Date and subtracting 0.15 from the quotient in this clause (B) (such number being referred to herein as the "Index Ratio");

subject, however, to the following three sentences. If ANB elects to exercise its termination right pursuant to this Section 9.01(c)(vi), it shall give written notice to ONB (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, ONB shall have the option to increase the consideration to be received by the holders of ANB Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the ONB Ratio. If ONB so elects within such five-day period, it shall give prompt written notice to ANB of such election and the revised Exchange Ratio. Whereupon no termination shall have occurred pursuant to this Section 9.01(c)(vi) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

         For purposes of Section 9.01(c)(vi), the following terms shall have the meanings indicated:

                  "Average Closing Price" shall mean the average of the closing price of a share of ONB Common Stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) during the period of 20 consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

                  "Determination Date" shall mean the date on which the last required approval required under Section 8.01(e) and 8.02(e) hereof is obtained, without regard to any requisite waiting period in respect thereof.

                  "Final Index Value" shall mean the average of the Index Value for the 20 consecutive trading days ending on the trading day prior to the Determination Date.

                  "Index Value," on a given date, shall mean the index value on such date of the Nasdaq Bank Index, as such index value is reported by Bloomberg News Service on such date.

                  "Starting Date" shall mean the last trading day immediately preceding the date of the first public announcement of entry to this Agreement.

                  "Starting Price" shall mean the closing price of a share of ONB common stock on the Nasdaq National Market System (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) on the Starting Date.

         9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB or ANB and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 hereof and the payment of expenses set forth in
Section 12.09 hereof; provided, however, that termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   SECTION 10

                          EFFECTIVE TIME OF THE MERGER

         Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of ANB with and into ONB as filed with the Indiana Secretary of State ("Effective Time"). Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the later of (i) January 31, 2000 or (ii) the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

                                   SECTION 11

                                     CLOSING

         11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 hereof have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective Time at the law offices of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204.

         11.02. Deliveries.(a) At the Closing, ONB shall deliver to ANB the following:

                  (i) the officers' certificate contemplated by Section 8.02(g) hereof;

                  (ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

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

                  (iii) copies of the resolutions of the Board of Directors of ONB certified by the Secretary of ONB, relative to the approval of this Agreement and the Merger; and

                  (iv) such other documents as ANB or its legal counsel may reasonably request.

         (b)      At the Closing, ANB shall deliver to ONB the following:

                  (i) the officers' certificate contemplated by Section 8.01(g) hereof;

                  (ii) a list of ANB's shareholders as of the Effective Time certified by the President and Secretary of ANB;

                  (iii) copies of the resolutions adopted by the Board of Directors of ANB certified by the Secretary of ANB, relative to the approval of this Agreement and the Merger; and

                  (iv) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 12

                                  MISCELLANEOUS

         12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, further, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the shareholders of ANB shall affect the rights of such shareholders in any manner which is materially adverse to such shareholders. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in Sections 7.03, 7.04, 7.05 and 7.07 hereof.

         12.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the ANB shareholders shall not be decreased by such an amendment following the adoption and approval of the Merger and this Agreement by the ANB shareholders; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a

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

condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

         (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

         12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:                              with a copy to
                                        (which shall not
                                        constitute notice):

Old National Bancorp                    Krieg DeVault Alexander & Capehart, LLP
420 Main Street                         One Indiana Square, Suite 2800
P.O. Box 718                            Indianapolis, Indiana 46204-2017
Evansville, Indiana 47705               ATTN: Karol K. Sparks, Esq.
ATTN: Jeffrey L. Knight, Secretary      Telephone:  (716) 264-0118
      and General Counsel               Telecopier:  (317) 636-1507
Telephone:  (812) 464-1363
Telecopier:  (812) 464-1567

If to ANB:                              with a copy to (which shall not
                                        constitute notice):

ANB Corporation                         Sullivan & Cromwell
ATTN: James R. Schrecongost, President  125 Broad Street
120 W. Charles Street                   New York, New York 10004
Muncie, Indiana 47305                   ATTN: David M. Huggin, Esq.
Telephone: (765) 747-7600               Telephone: (212) 558-3526
Telecopier: (765) 741-0290              Telecopier: (212) 558-3588

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

         12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

         12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

         12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

         12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law.

         12.08. Entire Agreement. This Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitutes the entire agreement between the parties hereto. Upon the execution of this Agreement by all the parties hereto, the preliminary non-binding Indication of Interest letter, dated July 14, 1999, from ONB and any and all other prior writings of either party relating to the Merger, except for the Confidentiality Agreement dated July 28, 1999 by and between ONB and ANB, shall terminate and shall be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

         12.09. Expenses. ONB shall pay its expenses incidental to the Merger contemplated hereby. ANB shall pay its expenses incidental to the Merger contemplated hereby.

         12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

         IN WITNESS WHEREOF, ONB and ANB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.


                                       OLD NATIONAL BANCORP


                                       By: /s/ Ronald B. Lankford
                                          ------------------------------------
                                            Ronald B. Lankford, President and
                                            Chief Operating Officer
ATTEST:

By: /s/ Jeffrey L. Knight
   ----------------------------------------
     Jeffrey L. Knight, Corporate Secretary


                                       ANB CORPORATION


                                       By: /s/ James R. Schrecongost
                                          ------------------------------------
                                            James R. Schrecongost, President
ATTEST:

By: /s/ James W. Convy
   ----------------------------------------
     James W. Convy, Secretary

                              SCHEDULE OF EXHIBITS



Exhibit A -       Form of Stock Option Agreement

Exhibit B -       Form of Undertaking and Agreement of Affiliate